Exhibit 99.(14)(a)

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Strategic Partners Mutual Funds, Inc.:

We consent to the incorporation by reference, in this registration statement on Form N-14 of our report dated December 17, 2004 on the statement of assets and liabilities, including the portfolio of investments as of October 31, 2004, and the related statement of operations, the statement of changes in net assets and the financial highlights for the year then ended of the Strategic Partners Managed Index 500 Fund of Strategic Partners Mutual Funds, Inc. (hereafter referred to as the “Funds”).  The financial statements and financial highlights and our report thereon are included in the Annual Report of the Fund as filed on Form N-CSR.

We also consent to the references to our firm under the heading “Independent Registered Public Accounting Firm” in this registration statement on Form N-14.

/s/ KPMG LLP

KPMG LLP
New York, New York
April 26, 2005